EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Finisar Corporation for the registration of common stock, preferred stock, debt securities, and warrants to purchase any of such securities, either individually or in units, and to the incorporation by reference therein of our report dated October 5, 2008, except for the fifth paragraph of Note 13 as to which the date is October 14, 2008, with respect to the consolidated financial statements of Optium Corporation for the year ended August 2, 2008 included in Finisar’s Form 8-K filed with the Securities and Exchange Commission on October 7, 2009.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 15, 2010